Imunon, Inc.

997 Lenox Drive, Suite 100

Lawrenceville, NJ 08648

May 5, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Vanessa Robertson/Kevin Vaughn

Re:	Imunon, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed March 30, 2023
File No. 001-15911

Ladies and Gentlemen:

This letter sets forth responses of Imunon, Inc. (the “Company” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 3, 2023, with respect to the Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 30, 2023 (the “Form 10-K”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 60

1.	Staff’s comment: Please revise your future filings to break out the development costs incurred during each period presented related to IMNN-001 and PLACCINE separately. If you do not track your research and development costs by program or platform, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Response:

The Company acknowledges the Staff’s comment. In its SEC filings, commencing with the Form 10-Q for the quarterly period ended March 31, 2023, the Company will separately break out the development costs related to IMNN-001 and PLACCINE incurred during each period presented.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 1 (609) 896-9100.

Sincerely,

/s/ Jeffrey W. Church
Jeffrey W. Church
Executive Vice President and Chief Financial Officer

Via E-mail:

cc:	Steven Canner
Baker & McKenzie LLP

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